Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, California 92130

December 30, 2014

VIA EDGAR TRANSMISSION

Ms. Mary Cole
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Cole:

This correspondence is being filed in response to your comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC on November 24, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 47 to its registration statement.  PEA No. 47 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on October 16, 2014, and will automatically become effective on December 30, 2014 as designated.  PEA No. 47 was filed for the primary purpose of adding two new series of the Trust.

The Trust is filing this PEA No. 48 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Summary Section

1.	Please move all footnotes to the bottom of the fees and expenses table in the summary sections for each Fund.

The Trust responds by moving the footnotes as requested.

2.	Please file the operating expenses limitation agreement as an exhibit to the registration statement.

The Trust responds by stating that the operating expenses limitation agreement is filed herewith as an exhibit to the registration statement.

3.
Please consider revising the disclosure in the Principal Investment Strategies section for the Global Opportunities Value Fund on page 2 of the Prospectus to provide more specificity with respect to the “other factors” used to determine whether or not a company is classified as “foreign.”

The Trust responds by rephrasing the referenced sentence as follows:  “A foreign company is determined to be “foreign” on the basis of its domicile, its principal place of business, its primary stock exchange listing, and/or the source of its revenues ~~or other factors~~.”

Investment Objective, Policies and Risks

4.	With respect to the Global Opportunities Value Fund, please consider providing the 80% policy of investing in equity securities in the Fund’s summary section.

The Trust responds by respectfully declining to add an 80% policy as nothing about the Fund’s name suggests a particular investment per Rule 35d-1.

5.
Please clarify the Global Opportunities Value Fund investment policy with respect to investing in countries outside of the United States.  The policy should indicate that the Fund will invest at least 40% of its assets outside of the United States, or conversely the Fund will not allow more than 60% of investment in U.S. securities.

The Trust responds by respectfully disagreeing with the Staff’s suggestion that specific percentage allocations should be used to define the parameters for the use of the word “Global.”  As we discussed previously, according to an Investment Company Institute memorandum regarding SEC staff comments on fund names dated June 4, 2012, the definition parameters suggested in your comment above are not required by the Commission.  We note that several recent filings of global funds have been accepted by the staff that are consistent with the Trust’s definition of the term “global” and do not contain the suggested percentage parameters.  Please see, for example, recent filings for the MFS Global New Discovery Fund, the Aberdeen Global High Income Fund and the Prudential Jennison Global Opportunities Fund.

For each Fund, the Trust will include disclosure that clearly states that the Fund attempts to diversify its investments or exposure to a number of different countries around the world as suggested by the word “Global” in the Fund’s name.

The Trust believes that this disclosure is appropriate and is consistent with the Adopting Release to Rule 35d-1 that suggests the term “Global” connotes diversification among investment in a number of different countries throughout the world.

6.	If investing in frontier markets is a primary strategy, please move to the summary section.

The Trust responds by adding reference to “frontier markets” in the Summary Section.  The Trust has clarified in that Section that “frontier markets” are included in the reference to “emerging markets.”

Fund Management

7.	In the section titled, Investment Adviser” on page 14 of the Prospectus, please add acquired fund fees and expenses in the list of expenses excluded from operating expenses.

The Trust responds by adding “acquired fund fees and expenses” to the list of operating expenses excluded for purposes of calculating the expense cap.

8.
In the section titled, “Prior Advisor Performance – Global Opportunities Composite” on page 20 of the Prospectus, please confirm that Class I expenses are higher than composite expenses including any sales load on the prior accounts.

The Trust responds by adding a sentence to the disclosure confirming that Class I expenses are higher than the composite expenses, including any sales load on the prior accounts.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan, Esq.
Associate General Counsel, Brandes Investment Partners, L.P.
Secretary, Brandes Investment Trust

cc:    Michael Glazer, Esq., Morgan Lewis LLP